FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

PSFT # 87

PeopleSoft Announces Preliminary Proration Factors for
J.D. Edwards Exchange Offer

PLEASANTON, Calif.— July 23, 2003 — PeopleSoft, Inc. (Nasdaq: PSFT) today announced preliminary proration factors applicable to the shares of J.D. Edwards common stock purchased by PeopleSoft pursuant to its exchange offer to acquire all of the outstanding shares of J.D. Edwards that expired at 12:00 midnight EDT, Thursday, July 17, 2003. The total consideration to be paid for each J.D. Edwards share is valued at $14.7384 as previously announced.

The review of preliminary results indicates that 104,754,894 shares of J.D. Edwards were validly tendered in the exchange offer. The preliminary proration applicable to tendered shares is as follows:

•	stockholders who elected to receive cash will receive $12.48 in cash plus 0.1262 of a share of PeopleSoft common stock for each J.D. Edwards share tendered;
•	stockholders who elected to receive stock will receive 0.8243 of a share of PeopleSoft common stock for each J.D. Edwards share tendered;
•	stockholders who tendered but made no election will receive 0.8243 of a share of PeopleSoft common stock for each J.D. Edwards share tendered.

Any fractional shares will be paid in cash. PeopleSoft expects to announce the final proration factors shortly. Payment for shares properly tendered and accepted will be made as promptly as practicable after the final proration factors are determined.

PeopleSoft expects to acquire the remaining untendered shares of J.D. Edwards by the end of August. J.D. Edwards stockholders who did not tender their shares in the exchange offer will receive $7.05 in cash plus 0.43 of a share of PeopleSoft common stock for each J.D. Edwards share.

Additional Information
PeopleSoft filed a registration statement on Form S-4 with the SEC on June 19, 2003 relating to the acquisition of J.D. Edwards & Company. PeopleSoft also has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge at www.sec.gov and at www.peoplesoft.com.

Forward-Looking Statements
These materials may contain forward-looking statements, which reflect PeopleSoft’s and management’s current beliefs based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft generally, see PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks relating to the J.D. Edwards acquisition and Oracle’s tender offer are described in PeopleSoft’s most recent SEC filings. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them.

About PeopleSoft
PeopleSoft (Nasdaq: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,200 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

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Contacts:

Lori Varlas
Investor Relations
PeopleSoft Inc.
(877) 528-7413 (voice)
lori_varlas@peoplesoft.com

Steve Swasey
Public Relations
PeopleSoft Inc.
(925) 694-5230 (voice)
steve_swasey@peoplesoft.com